Koor Industries Ltd.


                                                        Office Of Legal Counsel
                                                        21 Ha'arba'ah st.
                                                        Tel-Aviv 64739
                                                        Israel
                                                        Tel.:972-3-6238420
                                                        Fax:972-3-6238425

                                                        26 December 2001
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The Securities Authority   The Tel Aviv Stock Exchange   The Registrar of Companies
22 Kanfei Nesharim St.     54 Ahad Ha'am St.             97 Yafo St.
Jerusalem 95464            Tel Aviv 65202                Jerusalem 91007
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Fax: 02-6513940            Fax: 03-5105379
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Dear Sirs,

Re:   Immediate Report (NO. 23/2001)
      Koor Industries Ltd. (Company No. 52-001414-3)
      ----------------------------------------------

Koor Industries Ltd. (hereinafter: "Koor" or "The Company") hereby announces as follows:

1. This Afternoon, the Company has published in the United States a press release regarding the following matter:

    o Reaching an agreement with the First International Bank Ltd. to convert Koor's short term credit to the Bank to a long term cerdit.

2.  Attached please find the press release.



                                                     Yours Sincerely,


                                                      Shlomo Heller, Adv.
                                                      Legal Counsel



KOOR INDUSTRIES LTD. COMPLETES ADDITIONAL RESCHEDULING OF DEBT

TEL AVIV, Israel - December 24, 2001 - Koor Industries (NYSE:KOR), a leading Israeli investment holding company, announced today on the signing of an agreement with The First International Bank of Israel Ltd. (FIBI) to convert Koor's short term credit to the Bank into a long term loan.

Koor has signed an agreement with FIBI to reschedule its approx. $74 million (NIS 300 million) short-term credit to the Bank into a 3-Year long-term Bullet loan.

Yuval Yanai, Senior Vice President and Chief Executive Officer of Koor said, "We have recently taken several steps to improve our financial strength, these steps include the rescheduling of our Long Term Debt to Bank Hapoalim and now the agreement signed with FIBI. These agreements will give us more flexibility to take new steps to enhance the value of our portfolio as we move into 2002."

About Koor
Koor Industries Ltd. is one of Israel's largest and leading investment holding companies with investments in Israel's top technology export companies. Koor Industries invests actively in telecommunications through its holdings in ECI Telecom, Telrad Networks, and Nortel Networks Israel and owns controlling stakes in Israel's major defense electronics companies through the Elisra Group, and in Agro-chemicals through MA Industries. Koor Industries, through its Koor Corporate Venture Capital arm invests in early stage high growth Israeli companies in the areas of telecommunications technologies, information technology, and internet infrastructure. Koor Industries is traded on the Tel Aviv and New York Stock Exchanges (NYSE:KOR).

For further information, please contact:
Yuval Yanai
Senior Vice  President and CFO
Koor Industries Ltd.
Tel.     +9723    6238 310
Fax.     +9723    6238 313
www.koor.com
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Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.